Exhibit 15
Telvent Announces Second Quarter 2007 Financial Results
•	Quarterly and Six-month Revenues of € 157 million and € 278 million

•	Quarterly and Six-month Pro Forma Diluted EPS of € 0.18 and € 0.39

•	New Order Bookings of € 162 million
Madrid — August 30, 2007 — Telvent GIT, S.A. (Nasdaq: TLVT), the IT company for a sustainable and secure world, today announced unaudited financial results for the second quarter and six month periods ended June 30, 2007.
Revenues for the second quarter 2007 were € 156.6 million, an increase of 46.9% (39.4% organic), compared to € 106.6 million for the second quarter 2006. Revenues for the first six months of 2007 were € 278.0 million, an increase of 37.6% (29.7% organic), compared to € 202.0 million for the first six months of 2006.
Net income for the second quarter 2007 was € 3.5 million, an increase of 84.2%, versus € 1.9 million reported for the second quarter 2006. Diluted EPS for the second quarter 2007 were € 0.12, compared to € 0.06 in the second quarter 2006. Net income for the first six months of 2007 was € 8.7 million, an increase of 31.8%, versus € 6.6 million reported for the first six months of 2006. Diluted EPS for the first six months of 2007 were € 0.30, compared to € 0.23 in the same period in 2006.
Pro forma net income for the second quarter 2007 was € 5.2 million, an increase of 62.5% versus € 3.2 million for the second quarter of 2006. Pro forma diluted EPS for the second quarter 2007 were € 0.18, versus € 0.11 in the second quarter 2006. Pro forma net income for the first six months of 2007 was € 11.5 million, an increase of 35.3%, versus € 8.5 million for the first six months of 2006. Pro forma diluted EPS for the first six months of 2007 were € 0.39, versus € 0.29 for the same period in 2006.
New order bookings (or new contracts signed) in the second quarter of 2007 were € 161.9 million, a 90.5% increase from € 85.0 million during the same period in 2006.
Backlog (representing the portion of signed contracts for which performance is pending) was € 541.5 million as of June 30, 2007, which reflects 26.6% growth over the € 427.7 million in backlog at the end of June 2006.
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately € 1.6 billion.

Manuel Sánchez, Chairman and Chief Executive Officer, said, “Telvent recorded another positive quarter of strong growth as we executed our strategy of delivering IT services for a sustainable and secure world”.
The energy segment, providing solutions that allow better management of energy delivery efficiency, continued to perform well. This was driven by the ongoing successful performance of our Vattenfall electrical smart metering contract in Sweden. Following two extensions of the contract in the first six months of 2007, we will be providing integrated systems that allow smart metering to be used by approximately 600,000 Vattenfall customers.
We also were pleased with the ongoing development of our public administration business as it works to meet the sustainability and security challenges faced by governments globally. In the second quarter, we signed a significant contract with the Spanish government to supply and implement specialized personalization equipment used for a new electronic identity document being deployed across the country.
We remain committed to technological innovation and were pleased to complete our acquisition of Caseta Technologies, an important U.S. provider of leading-edge electronic toll collection technology that will further support the global expansion of our transportation business.
The strength of our first half 2007 results, combined with our pipeline and backlog, give us confidence that we are on track to meet our previously stated financial targets for the year.”
Gross margin was 20.6% in the second quarter of 2007, compared to 21.1% in the second quarter of 2006. Gross margin was 22.7% for the first six months of 2007, unchanged from the same period a year ago.
Operating expenses, as a percentage of revenues, were 16.6% in the second quarter of 2007, versus 17.0% in the same quarter of 2006. Operating expenses, as a percentage of revenues, were 17.8% for the first six months of 2007, down from 18.0% in the same period a year ago.
Pro forma operating margin was 5.5% in the second quarter of 2007, compared to 5.4% in the second quarter of 2006. Pro forma operating margin was 6.3% for the first six months of 2007, up from 6.1% in the same period a year ago.
As of June 30, 2007, cash and cash equivalents were € 59.8 million and total debt (including net € 46.9 million credit line due to related parties) was € 110.3 million, resulting in a net debt position of € 50.4 million. As of December 31, 2006, net cash position was € 46.7 million.
For the first six months of 2007, cash used in operating activities was € 76.8 million compared to € 44.4 million used in the same period last year. Cash provided by investing activities in the first six months of 2007 amounted to € 21.8 million, versus € 21.1 million in the same period last year.

Business Highlights
Energy
•	Telvent continued to strengthen its position in the energy efficiency area through the extension of its project with Swedish utility company, Vattenfall. Having completed the first phase of the original contract to supply an electric metering system for 300,000 customers, Telvent has received two further extensions of the contract. This has doubled the initial number of residential users, and will continue to generate revenues for the Company. Telvent is also providing complementary metering and data management services, utilizing an integrated solution for the management and operation of the system that includes management of metering information, reporting, maintenance and support of all system devices.

•	Telvent’s OASyS systems have been installed to manage the transmission of gas on the major Snam Rete Gas pipeline network in Italy. Combined with the gas transported by our current customer Edison Gas, Telvent’s OASyS systems now manage 100% of the natural gas transmission in Italy. In addition, a natural gas energy corridor from Central Asia to Western Europe is being created via Turkey, Greece and Italy, and Telvent’s OASyS systems have been installed and are operating in these three countries.
Transportation
•	Telvent was awarded a contract to design, construct and commission a traffic infrastructure management system for the City of Mumbai in India. The aim of the project is to enhance traffic mobility and fluidity, as well as increase the average vehicle speed on Mumbai’s roads. Telvent will implement its RealTime intelligent urban traffic management technological solution — ITACA — at 253 traffic-light-controlled intersections across the city. This will be managed from a traffic control center. Special emphasis will be placed on using low energy consumption technologies for traffic lights and controllers at the intersections. As a result, it is expected that travel times will be reduced, contaminating gas emissions will be curbed, and consumption of fossil fuels and electric energy will fall.
Environment
•	The Qatari water and electricity utility company, Kahramaa, awarded Telvent a contract to provide consulting services for a period of four years on ways to enhance its drinking water transmission and distribution network. Through the services and systems to be supplied, Telvent will seek to optimize current distribution network management. The project will allow Kahramaa to achieve management quality levels similar to those of the world’s leading water management companies. Telvent and Kahramaa will be contributing to sustainable development, managing and controlling the water consumption with maximum efficiency.

Public Administration
•	Telvent has been awarded two contracts for the deployment stage of the electronic National ID (NID) system throughout Spain. Under this strategic project, Telvent will supply personalization systems for the electronic NID, specifically the hardware and software required for laser recording of citizens’ personal data on their NID cards. Together with the recently completed project for electronic verification of identification documents at border check-points, these contracts strengthen Telvent’s presence in homeland security, one of the major security concerns worldwide.
Global Services
•	Telvent has been chosen as technology partner by the Spanish Institute for Foreign Trade (ICEX) for a critical project to provide for the integral management of ICEX’s information technology infrastructure and its corporate applications. Telvent will house ICEX’s computer systems and technologies in the Telvent high-security DPC in Madrid. In addition, the project includes the execution of advisory tasks aimed at technology renovation, and the operation, administration, monitoring and control of the infrastructures at the customer head offices and trade offices.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Telvent Chairman and CEO, Manuel Sánchez and Chief Financial Officer and Head of Investor Relations, Ana Plaza, will conduct a conference call to discuss the second quarter 2007 results, which will be simultaneously webcast at 9:00 A.M. Eastern Daylight Savings Time / 3:00 P.M. Madrid Time on Friday, August 31, 2007.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.
About Telvent
Telvent (Nasdaq: TLVT), the IT company for a sustainable and secure world, specializes in high-value-added products, services and integrated solutions in the Energy, Transport, Environmental and Public Administration industry segments, as well as Global IT Services. Its innovative technology and proven experience help ensure secure and efficient management of the operating and business processes of the world’s leading companies. (www.telvent.com )
Investor Relations Contact:
Ana Plaza
Phone: +34 902-335599
Email: ana.plaza@telvent.abengoa.com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007 and Telvent's Quarterly Report on Form 6-K for the quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 24, 2007.

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€59,819	€69,232
Restricted cash	—	8,045
Other short-term investments	259	386
Derivative contracts	2,963	2,814
Accounts receivable (net of allowances of € 2,809 as of June 30, 2007 and € 2,719 as of December 31, 2006)	154,422	144,763
Unbilled revenues	175,103	101,317
Due from related parties	12,027	47,958
Inventory	19,526	19,274
Other taxes receivable	13,150	13,258
Deferred tax assets	7,560	3,692
Other current assets	4,593	7,016

Total current assets	€449,422	€417,755
Deposits and other investments	1,415	1,795
Property, plant and equipment, net of accumulated depreciation of € 50,587 as of June 30, 2007 and € 46,706 as of December 31, 2006	52,028	51,215
Long-term receivables and other assets	8,897	11,236
Deferred tax assets	15,211	14,954
Other intangible assets, net of accumulated depreciation of € 17,095 as of June 30, 2007 and € 14,908 as of December 31, 2006	21,862	21,260
Goodwill	46,708	37,416

Total assets	€595,543	€555,631

Liabilities and shareholders’ equity:
Accounts payable	€203,451	€216,614
Billings in excess of costs and estimated earnings	25,934	26,568
Accrued and other liabilities	16,148	10,389
Income and other taxes payable	27,491	26,901
Deferred tax liabilities	568	5,347
Due to related parties	59,158	23,512
Current portion of long-term debt	1,537	1,514
Short-term debt	49,013	32,295
Short-term leasing obligations	2,767	2,562
Derivative contracts	3,819	3,269

Total current liabilities	€389,886	€348,971
Long-term debt less current portion	12,757	15,188
Long-term leasing obligations	2,688	1,834
Other long term liabilities	4,834	5,716
Deferred tax liabilities	6,470	6,276
Unearned income	1,082	131

Total liabilities	€417,717	€378,116

Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Minority interest	(72)	794

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	41,205	40,338
Accumulated other comprehensive income	(1,722)	(2,142)
Retained earnings	50,526	50,636
Total shareholders’ equity	€177,898	€176,721

Total liabilities and shareholders’ equity	€595,543	€555,631

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues	€156,597	€106,636	€277,959	€201,942
Cost of revenues	124,277	84,104	214,904	156,022

Gross profit	€32,320	€22,532	€63,055	€45,920

General and administrative	14,322	8,193	26,417	16,415
Sales and marketing	3,912	3,606	8,247	8,676
Research and development	5,193	4,203	9,759	7,183
Depreciation and amortization	2,592	2,102	5,163	3,986

Total operating expenses	€26,019	€18,104	€49,586	€36,260

Income from operations	6,301	4,428	13,469	9,660
Financial income	2,504	2,292	5,781	5,675
Financial expense	(5,595)	(3,983)	(10,705)	(6,795)

Total other income (expense)	€(3,091)	€(1,691)	€(4,924)	€(1,120)

Income before income taxes	3,210	2,737	8,545	8,540
Income tax expense (benefit)	(57)	710	233	1,908

Net income before minority interest	€3,267	€2,027	€8,312	€6,632

Loss/(profit) attributable to minority interests	266	(136)	352	(18)
Net income	€3,533	€1,891	€8,664	€6,614

Earnings per share
Basic and diluted net income per share	€0.12	€0.06	€0.30	€0.23

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,
	2007	2006
Cash flow from operating activities:
Net income	€8,664	€6,614
Adjustments to reconcile net income to net cash provided by (used in) operating activities	(1,420)	8,049
Change in operating assets and liabilities, net of amounts acquired	(81,430)	(56,799)
Change in operating assets and liabilities due to temporary joint ventures	(2,627)	(2,299)

Net cash provided by (used in) operating activities	€(76,813)	€(44,435)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,045	3,183
Due from related parties	22,916	27,499
Purchase of property, plant & equipment	(2,223)	(1,791)
Purchase of software technology	(383)	—
Acquisition of subsidiaries, net of cash	(7,018)	(7,911)
Acquisition (disposal) of investments	503	149

Net cash provided by (used in) investing activities	€21,840	€21,129

Cash flows from financing activities:
Proceeds from long-term debt	23	225
Repayment of long-term debt	(3,944)	(8,867)
Proceeds from short-term debt	17,533	16,464
Repayment of short-term debt	(814)	(3,502)
Due to related parties	42,408	20,311
Dividend paid	(8,774)	—
Proceeds (repayment) of long-term liabilities	(914)	(400)

Net cash provided by (used in) financing activities	€45,518	€24,231

Net increase (decrease) in cash and cash equivalents	€(9,455)	€925
Net effect of foreign exchange in cash and cash equivalents	42	625
Cash and cash equivalents at the beginning of period	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214

Cash and cash equivalents at the end of period	€59,819	€81,560

Supplemental disclosure of cash information:
Cash paid for the period:
Interest	€5,855	€2,407

Non-cash transactions:
Capital leases	€2,575	€483

Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006
GAAP basis income before income taxes	€3,210	€2,737	€8,545	€8,540

Adjustments to Net Income
Amortization of intangibles	716	763	1,548	1,304
Stock compensation plan expenses	947	461	1,381	955
Mark to market derivatives	805	496	1,051	196

Total Adjustments	2,468	1,720	3,980	2,455

Adjusted income before income taxes	€5,678	€4,457	€12,525	€10,995

Income tax provision	(867)	(1,151)	(1,521)	(2,433)
Profit attributable to minority interests	389	(136)	476	(18)

Proforma Net Income	€5,200	€3,170	€11,480	€8,544

Earnings per share
Basic and diluted net income per share	€0.18	€0.11	€0.39	€0.29

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues
Energy	€57,016	€46,863	€112,372	€84,124
Transportation	62,363	37,199	104,226	72,969
Environment	10,935	8,901	19,497	18,310
Public Administration	15,313	5,160	22,057	9,290
Global Services	10,970	8,513	19,807	17,249

	€156,597	€106,636	€277,959	€201,942

Gross Margin
Energy	17.4%	20.0%	20.7%	22.6%
Transportation	20.4	21.2	21.7	20.6
Environment	29.0	18.7	27.5	23.5
Public Administration	12.4	15.9	15.6	18.5
Global Services	41.7	32.9	42.2	34.0

	20.6%	21.1%	22.7%	22.7%